December 17, 2012

Via Facsimile and U.S. Mail

Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Funding LLC
Prosper Marketplace, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 27, 2012
File No. 333-179941 and 333-179941-01

Dear Mr. Windsor:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“Prosper Funding”), and Prosper Marketplace, Inc., a Delaware corporation (“PMI”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2012, with respect to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-179941 and 333-179941-01) filed with the Commission on November 26, 2012 (the “Registration Statement”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

PMI Management Rights, Page 3

1.
We note your revisions in response to comment 2 of our letter of November 20, 2012.  In particular, we note that you renamed the investment contracts “PMI Management Rights” and that these rights represent the third party beneficiary rights of note holders to enforce the Administration Agreement between PMI and Funding.  We do not agree that the investment contract security that is being offered and sold to investors by PMI is a third party beneficiary right.  Instead, the security is an investment contract directly between the securities purchaser and PMI.  This investment contract is comprised of the services that PMI has provided and will provide that are necessary for the investor to expect a return on their investment in the securities of PMI and Prosper Funding.  As noted by the Commission in its November 24, 2008 Order, the actions taken by PMI include (but are not limited to):

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 17, 2012

•	the existence and operation of the platform,

•	verification of borrower information,

•	evaluation and validation of the Prosper Score and Prosper Rating,

•	remitting borrower payments, and

•	collecting on delinquent accounts.

As such, the ability to receive the return on a particular Note is not solely dependent on the borrower’s ability to make required payments on the loan underlying a Note; rather, it is also a function, among other things, of PMI performing its services and fulfilling its obligations with respect to the platform, the platform operations and information, the issuance of the Note, and the servicing of the Note obligations both prior to and after the issuance of a particular Funding note.  Please revise your registration statement to clearly describe the security that runs directly between PMI and the purchasers of the investment contracts and Notes, rather than characterizing the security as being the result of third party beneficiary rights to enforce PMI’s performance obligations.  The purchaser rights with respect to the investment contract being sold by PMI arise both during the offering of the investment contract through the platform as well as through the life the investment contract and the Note.

Response:  We have revised the Registration Statement to disclose the following:

The PMI Management Rights will consist of Prosper Marketplace, Inc.’s obligations, set forth in the Administration Agreement, to provide to Prosper Funding LLC certain services relating to the Notes, including:

• the existence and operation of the platform;
• verification of borrower information;
• evaluation and validation of the Prosper Score and Prosper Rating;
• remitting borrower payments; and
• collecting on delinquent accounts.

These services collectively constitute a security under the federal securities laws. Prosper Marketplace, Inc. has registered the PMI Management Rights under the federal securities laws and the PMI Management Rights are being offered in conjunction with the Notes.

Investors who purchase PMI Management Rights will have remedies against Prosper Marketplace, Inc. arising under federal securities laws in connection with the issuance of the PMI Management Rights. The trustee under the indenture, and the investors to the extent set forth in the indenture, will also have contractual rights to enforce Prosper Marketplace, Inc.’s obligation to provide these services under the Administration Agreement.

We believe that the foregoing disclosure accurately describes the contours of the investment contract deemed to be offered by PMI in this offering, which we have described as “PMI Management Rights.”  This disclosure recognizes the Staff’s view that the actions taken by PMI give rise to the existence of the investment contract between PMI and the investors, “not the specific contractual arrangements between PMI and Funding.”  At the same time, we believe that this disclosure highlights the differences between any the rights that holders of the PMI Management Rights have with respect to PMI under federal securities law and the rights they have to enforce the provisions of the Administration Agreement, which is the agreement pursuant to which PMI has agreed to provide the services that give rise to the PMI Management Rights.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 17, 2012

Exhibit 10.2; Lender Registration Agreement

2.	Please explain to us why PMI is not a signatory to the Lender Registration Agreement or entering into another agreement with Lender Members with regard to their obligations.

Response:  In response to this comment, we have added PMI as a signatory to the Lender Registration Agreement.

3.	Please describe the PMI investment contracts in Section 3.

Response:  In response to this comment, we have revised Section 3 of the Lender Registration Agreement to include the following description of the PMI Management Rights:

Each PMI Management Right shall have the terms and conditions described in the Prospectus, the Indenture and the Administration Agreement. The Indenture and the Administration Agreement are exhibits to the Registration Statement of which the Prospectus forms a part.  The Registration Statement is available for your review on the Prosper website. The PMI Management Rights are attached to the Notes and are not severable from the Notes. The PMI Management Rights are not separately represented by any contract or instrument deliverable to holders of Notes, do not provide for any separate payments, proceeds or funds to be delivered to holders of Notes in support of payments on Borrower Loans or Notes and are not transferable apart from the Notes.

4.	Please discuss remedies with regard to the PMI investment contract in Section 5.

Response:  In response to this comment, we revised Section 5 of the Lender Registration Agreement to explain that, if Prosper Funding repurchases any Note as provided in Section 5 of the Lender Registration Agreement, PMI will concurrently repurchase the related PMI Management Right.

5.
Please clarify in Section 25(b) whether you believe that the arbitration provision would affect a noteholder’s ability to bring action against Prosper Funding, PMI, or its officers and directors, in exercising their rights under the federal securities laws. It is the position of the Division of Corporation Finance that such provisions infringe on shareholder rights.  Please remove this clause or provide an explanation as to why it should be permitted.  Please add a section in Risk Factors as appropriate.

Response:  We do not believe that Section 25(b) would affect a Note holder’s ability to bring any action under the federal securities laws.  Section 25(b) serves only to inform Note holders that they may, but need not, choose arbitration to resolve any claims they may have.  Section 25, in its entirety (including subsection b), is permissive, rather than mandatory.  Nothing in Section 25 purports to limit the rights of Note holders under the federal securities laws.

Nonetheless, to avoid any confusion, we have added the following sentence to the beginning of Section 25 to clarify that Section 25 does not affect a Note holder’s ability to bring an action against Prosper Funding, PMI or their respective officers and directors under the federal securities laws: “To resolve any ambiguity, this Section 25 does not in any way affect any party’s ability to bring an action against Prosper or Prosper Marketplace, Inc., or their respective officers and directors, under the federal securities laws.”

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 17, 2012

6.
Please clarify, if you believe that section 25(f) precludes lender members from bringing a class action lawsuit with regard to claims under the Federal Securities Laws.  If the intent is to prevent class actions with regard to liability under the securities laws, please provide your analysis supporting why this is appropriate.

Response:  In response to this comment, we have revised Section 25(f) to clarify that the prohibition on class proceedings applies only to arbitration proceedings.  The rest of Section 25 makes clear that a Note holder is under no obligation to arbitrate a claim.  Thus, Section 25(f) does not purport to preclude lender members from bringing a class action lawsuit under the federal securities laws.

*           *           *           *           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 6 thereto, to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,

/s/ Sachin Adarkar

Sachin Adarkar
Secretary
cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004